UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Special General Meeting Results

On July 21, 2021, Auris Medical Holding Ltd. (the “Company”) held its Special General Meeting of Shareholders (the “Meeting”). The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Change of Company Name

The shareholders of the Company approved the change of the Company’s name to Altamira Therapeutics Ltd., effective upon the issuance of a certificate of incorporation on change of name from the Bermuda Registrar of Companies.

Agenda Item 2: Election of Director

The Company’s shareholders elected Margrit Schwarz as a member of the Board of Directors, to hold office until the 2022 Annual General Meeting of shareholders or until her successor is elected or appointed or her office is otherwise vacated.

Other Items

At the Meeting, the Chairman announced that the Company’s shares are expected to start trading under the new name and the ticker symbol “CYTO,” instead of “EARS,” on Monday, July 26, 2021 at the earliest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chairman and Chief Executive Officer

Date: July 21, 2021

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